Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Management's Discussion and Analysis		2
1.1	Date	2
1.2	Overview and Management's Discussion and Analysis	2
1.2.1	Nuevo Milenio Silver Gold Property, Mexico	3
1.2.2	Las Habas Property, Mexico	6
1.2.3	Blueberry Property, Manitoba	6
1.2.4	Goldsmith Property, British Columbia	7
1.2.5	Mineral Property Option Payments Due In Fiscal 2011	7
1.2.6	Market and Industry Trends	7
1.3	Results of Operations	7
1.4	Summary of Quarterly Results	9
1.5	Liquidity	10
1.6	Off-Balance Sheet Arrangements	13
1.7	Transactions with Related Parties	14
1.8	Proposed Transactions	15
1.9	Financial Instruments and Other Instruments	17
1.10	Other MD& A Requirements	19
1.10.1	Additional Disclosure for Venture Issuers without Significant Revenue	19
1.10.2	Disclosure of Outstanding Share Data	19
1.11	Other Information	20

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Management's Discussion and Analysis

Forward-Looking Statements:  The statements herein that are not historical facts are forward-looking statements.  These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the Company's filings with Canadian securities regulators.  Actual results could differ from those currently projected.  The Company does not assume the obligation to update any forward-looking statement.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources:  These materials may use the terms ‘mineral reserves', ‘measured resources', ‘indicated resources' and ‘inferred resources'.  U.S. investors are advised that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects) (“NI 43-101”), the definition of reserves differs from that outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, ‘inferred resources' have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian Rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable.

1.1

Date

The effective date of this interim report is August 27, 2010.

1.2

Overview and Management's Discussion and Analysis

This Management's Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, exploration and development activities, and future plans of the Company are forward-looking statements that involve various risks and uncertainties including changes in future prices of precious metals; variations in resources and grades, accidents, labour disputes and other risks associated with the mining industry, delays in obtaining governmental approvals or financing.

Cream Minerals Ltd. (“Cream” or the “Company”) is a mineral exploration company.  The Company has a portfolio of mineral exploration properties and the following is a brief summary of its current activities.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream Minerals Ltd. for the years ended March 31, 2010 and 2009 and the unaudited interim consolidated financial statements for the three months ended June 30, 2010 and 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream's consolidated loss for the three months ended June 30, 2010 (“Q1 2011”) was $268,156 or $0.00 per share compared to Cream's consolidated loss of $311,447 or $0.00 per share in the three months ended June 30, 2009 (“Q1 2010”).  Highlights during the three months ended June 30, 2010 include:

•

Cash used in operations in Q1 2011 was $572,934 compared to $89,660 used in operations in Q1 2010.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

•

A private placement financing of 22,963,214 units priced at $0.07 for gross proceeds of $1,607,425 was completed in April 2010.

1.2.1

Nuevo Milenio Silver Gold Property, Mexico

Regionally, the Nuevo Milenio Project (“Nuevo Milenio” or the “Project”) is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics. The area is traversed by the Tepic – Zacoalco rift zone, an en echelon extensional structural zone forming the boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  Nuevo Milenio is a low sulphidation, epithermal precious metals prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

The property originally consisted of four lots encompassing 6927.8482 hectares (“Ha”), and was denounced (staked) in February 2000.  Titles to the lots were received in February 2001.  In June 2005 an application to reduce the Nuevo Milenio Fraccion 1 and to abandon CMM II was filed with the Department of Mines and the Project now has an area of approximately 2,560 Ha.

Nuevo Milenio has excellent infrastructure and is only 27 km by road (24kms by highway, 3 kms by dirt road) from Tepic, the capital of Nayarit State, Mexico.  Tepic has a population of approximately 300,000 people, and is 150 km northeast of Puerto Vallarta.  The property is readily accessible as it is three km from a paved highway.  In addition, a railway, airport, power lines and water are within reasonable distance of the property providing cost-effective access to infrastructure in the event the property is advanced to production.  In addition the close proximity to Tepic would allow employees to commute to a possible mine site generating additional cost savings as a working camp would not be required.

On July 24, 2009, the Company entered into an option agreement with Roca Mines Inc. (“Roca”) that would have allowed Roca to earn up to a 70% interest in Nuevo Milenio.  In order to acquire a 50% legal and beneficial interest in the Project, Roca was to spend a cumulative US$12,000,000 in exploration work on the property by July 24, 2013, in accordance with a schedule set forth in the option agreement (the “Agreement”). Under the terms of the option agreement Roca was the operator of the project.  Roca did not meet its first year expenditure commitment by July 24, 2010, and as a result, the Agreement with Roca was terminated on July 22, 2010.

Until July 24, 2009, and effective commencing July 23, 2010, Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals de Mexico, SA de CV, was and will be responsible for supervising exploration programs on the Nuevo Milenio Project.  He was responsible for all technical reporting and is the Company's "Qualified Person" for the purpose of NI 43-101.

Roca, as the operator of Nuevo Milenio under the option agreement, was responsible for making all tax payments for the term of the option agreement.  Cream made the tax payment in July 2010.

Expenditures incurred by the Company on the Nuevo Milenio property in Q1 2011 (Q1 2010 numbers in parentheses) include the following: assays and analysis - $2,930 ($Nil); geological and geophysical - $34,602 ($47,369); site activities - $46,198 ($25,959); and travel and accommodation- $10,203 ($3,295).

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Highlights of the Roca drill program carried out during the term of the option agreement:

Dos Hornos Segment 1 and 2

Drilling Highlights

•

The initial program comprised five HQ-size diamond drill holes, each of which were primarily designed to twin existing drill holes by Cream.

•

Drill hole NM-10-01 intersected 11.98 metres (8.64 metres estimated true width (“ETW”) averaging 239.5 g/mt Ag and 0.942 g/mt Au, including 4.98 metres (3.59 metres ETW) grading of 434.0 g/mt Ag and 1.585 g/mt Au.  This intersection successfully replicates the 12-metre interval encountered in historic drill hole DDH-02-06, but returned a 62% increase in silver grade and a 103% increase in gold grade over the twinned interval;

•

Drill hole NM-10-02 intersected 10.98 metres (7.80 metres ETW) averaging 103.0 g/mt Ag and 0.457 g/mt Au, including 2.78 metres (2.00 metres ETW) grading 262.9 g/mt Ag and 1.50 g/mt Au.  This is a narrower intersection than encountered in its twin, drill hole DDH-07-32, and the intervals are not directly comparable.

Comparison of DHH-02-06 and NM-10-01 (Dos Hornos Segment 1)

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-02-06	108.50	120.50	12.00	0.465	147.8
NM-10-01	108.03	120.01	11.98	0.942	239.5
including	108.03	113.01	4.98	1.585	434.0

Summary of DHH-07-032 and NM-10-02 (Dos Hornos Segment 2) Veta Tomas Zone

Drill Hole	From m	To m	Interval m	Au g/t	Ag g/t
DDH-07-32	86.00	103.80	17.80	0.734	84.4
including	99.80	103.80	4.00	1.436	288.9
NM-10-02	86.95	197.78	10.83	0.457	103.0
including			2.78	1.499	262.9

Drilling Highlights

•

Drill hole NM-10-03 intersected 9.84 metres (6.96 metres ETW) averaging 31.6 g/t Ag and 0.942 g/t Au, including 0.88 m (0.62 m ETW) grading 76.8 g/t Ag and 3.778 g/t Au.

•

Drill hole NM-10-04 intersected 4.55 metres (2.92 metres ETW) averaging 1,299 g/t Ag and 4.27 g/t Au, including 3.11 metres (2.00 metres ETW) grading 1,886 g/t Ag and 6.18 g/t Au, and including 1.05 metres (0.67 metres ETW) grading 4,712 g/t Ag and 15.54 g/t Au.

Table 1: Comparison of DDH-06-20 and Twin NM-10-03 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-20-06	148.80	160.80	12.00	110.4	1.183
NM-10-03	155.49	165.33	9.84	31.6	0.942

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Table 2: Comparison of DDH-07-23 and Twin NM-10-04 (Veta Tomas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-07-23	78.60	84.60	6.00	525.7	1.706
NM-10-04	82.35	86.90	4.55	1299	4.27
Including	82.35	85.46	3.11	1886	6.18

Summary of Dos Hornos – Veta Tomas drill results

•

Drill holes NM-10-01 to NM-10-04 tested the Dos Hornos - Veta Tomas vein system over a strike length of approximately 850 metres, with hole-spacing from 225 metres to 380 metres - previous work outlined the zone over a minimum strike length of 1,300 metres and it remains open to the north, south and down dip.

Once Bocas Zone

Once Bocas is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stockworks and several discrete veins.  The zone has a minimum strike length of 350 metres, its vertical dimension is more than 150 metres and its width at surface is approximately 100 metres. Additional surface showings to the northwest and southeast along strike suggest that the Once Bocas zone could have an overall strike length well in excess of 1,000 metres.  Drill hole NM-10-05, a twin of Cream drill hole DDH-06-03, was collared on the central part of the known Once Bocas zone, 550 metres west-southwest of drill hole NM-10-01. Hole NM-10-05 successfully cut the zone returning multiple intersections of low-grade silver-gold mineralization within which high-grade silver-gold veins occur. The following table compares previous sample intervals and assays with those from drill hole NM-10-05 of the 2010 program.

Drilling Highlights

•

Drill hole NM-10-05 intersected several intervals of silver-gold mineralization at Once Bocas, returning a near-surface interval of 12.19 metres averaging 90.9 g/t Ag and 0.496 g/t Au (including 2.49 metres grading 379.6 g/t Ag and 2.238 g/t Au), two intermediate intervals, and a lower 4.07-metre interval averaging 114.5 g/t Ag and 0.311 g/t Au; and,

•

Once Bocas has had very limited drilling to date, however the recent results highlight mineralization extends beyond discreet veins and into appreciable zones of altered wallrock, locally containing quartz stockworks and sheeted veinlets.

Table 3: Comparison of DDH-06-03 and NM-10-05 (Once Bocas)

Drill Hole	From (m)	To (m)	Interval (m)	Ag (g/t)	Au (g/t)
DDH-06-03	18.00	30.00	12.00	109.6	1.170
Including	26.00	28.00	2.00	471.7	5.479
And	132.00	146.00	14.00	18.7	0.135
And	186.00	188.00	2.00	46.0	0.136
NM-10-05	18.30	30.49	12.19	90.9	0.496
Including	25.61	28.10	2.49	379.6	2.238
including	26.55	28.10	1.55	568.2	3.327
And	108.23	112.80	4.57	27.3	0.174
And	125.00	134.15	9.15	40.6	0.110
including	131.10	134.15	3.05	92.2	0.128
And	245.93	250.00	4.07	114.5	0.311
including	246.95	248.48	1.53	227.0	0.713

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Numerous other areas of interest on the property are yet to be explored, including a large circular area on strike to the northeast that is covered by a silica cap.  The drilling results successfully demonstrate that conventional HQ diamond drilling can readily test the zones of interest at Nuevo Milenio - core recovery averaged 90% or greater in the zones of interest initially sampled, compared to historic recoveries for the Project that ranged from 20% to 80%.  Lower recoveries occur over narrow clay-gouge intervals.

All diamond drilling for the program was carried out by Falcon Perforaciones Mexico, S.A. de C.V.  All assaying was being conducted by ACME Analytical Laboratories of Vancouver, BC.  Samples are analyzed for 36 elements using four-acid digestion ICP-ES and for gold and silver using fire assay fusion with ICP-ES finish. Over-limits for gold and silver are re-assayed using a gravimetric finish.

Roca engaged Mr. Robert (“Bob”) Lane, P.Geo, a recognized authority on epithermal gold and silver mineralization to oversee the exploration program at Nuevo Milenio.  Mr. Lane was the NI 43-101 qualified person responsible for the supervision of the drilling and sampling program to July 22, 2010, when the agreement with Roca was terminated.

1.2.2

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010 Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the West of, and adjoins the Las Habas Project. The denouncement will increase Cream's land holdings in the area to 1036 Ha (10.36 km2), subject to the issuance of title to the land.

1.2.3

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry property from W.S. Ferreira Ltd. and the Company staked additional claims which have been appended to the option agreement.  The property is located approximately 20 km north-east of Flin Flon, Manitoba.  The option agreement provides for a cash payment of $100,000 and the issuance of 400,000 shares (40,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval, $10,000 on the first anniversary, and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

The Company must incur cumulative exploration expenditures totalling $30,000 following the date of regulatory approval, commencing with expenditures of $5,000 prior to the first anniversary date and a minimum of $5,000 annually by each anniversary date on or prior to the fifth anniversary.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the northeastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone. Three other smaller zones of higher chargeability were recorded to the northwest and southeast of the main anomaly.  At present the data is being compiled and will be assessed with that of historical exploration work done in the immediate area, to better define targets for a follow-up drill program.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company's “Qualified Person” for the purpose of National Instrument NI 43-101.

1.2.4

Goldsmith Property, British Columbia

The Company holds an option to acquire a 100% interest in the Goldsmith property comprised of the Goldsmith and Lucky Jack properties located near Kaslo, British Columbia.  The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 ($95,000 paid) over six years.  The final payment of $20,000 has been extended over a period of four months, at $5,000 per month until September 26, 2010, and three payments totalling $15,000 have been made at the date of this report.

1.2.5

Mineral Property Option Payments Due In Fiscal 2011

Payments due on mineral property interests in the fiscal year ended March 31, 2011, include cash payments of $60,000 ($15,000 paid to the date of this report) and share payments of 40,000 common shares to be issued pursuant to mineral property interests held by the Company at March 31, 2010.

1.2.6

Market and Industry Trends

The average gold and silver prices in 2008 were US$872 and US$14.49 per ounce, respectively, and the average prices for 2009 were US$972 and US$14.67 per ounce, respectively.  To the date of filing of this Quarterly Report the average prices for 2010 for gold and silver are US$1165 and US$17.75, respectively.  The Company does not have any revenue from the sales of gold and silver, or any other source of revenue.

1.3

Results of Operations

Three Months Ended June 30, 2010 (“Q1 2011”) Compared to Three Months Ended June 30, 2009 (“Q1 2010”)

In Q1 2011, Cream incurred a loss of $268,156, a loss of $0.00 per common share, ,compared to a loss of $311,447, a loss of $0.00 per common share in Q1 2010.

Exploration costs of $95,893 were incurred in Q1 2011, compared to $86,315 in Q1 2010, contributing to the loss in each period.  Expenditures in Q1 2011 by project area, with comparative figures for Q1 2010 in parentheses are as follows:  Casierra Property, Sierra Leone - $Nil ($7,941); Kaslo Silver Property, British Columbia - $102 ($915); Goldsmith and other properties, British Columbia - $1,858 ($801); Manitoba Properties, Manitoba - $Nil ($35) and Las Habas and Nuevo Milenio, Mexico - $93,933 ($76,623 – Nuevo Milenio only).

Total general and administrative expenses totalled $172,263 in Q1 2011, compared to $225,132 in Q1 2010.  Significant differences between the levels of expenditures in the two fiscal years include the following: a decrease in finance costs from $52,610 in Q1 2010 to $10,086 in Q1 2011.  The decrease was due to interest on accounts payable, which was settled in Q1 2011 without payment of the interest; a decrease in legal, accounting and audit fees from $40,768 in Q1 2010 to $2,131 in Q1 2011 due to lower audit fees than anticipated and a significant reduction in legal fees and an increase in shareholder communications from $27,794 in Q1 2010 to $50,611 in Q1 2011.  The Company does not have sufficient working capital to carry out any major investor relations programs, but has increased its presence on websites and news wire services.  Stock-based compensation decreased from $631 in Q1 2010 to $Nil in Q1 2011.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Pursuant to the terms of the loan agreement entered into with Mr. Lang in 2007, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%).  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To June 30, 2010, Mr. Lang was repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.

Mr. Lang has advanced an additional $720,000 to June 30, 2010, which has been advanced without interest or repayment terms.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.  In April, 2010 an additional $50,000 was advanced from Mr. Lang.

Cream conducted most of its exploration activities in Mexico and in Canada in fiscal 2010, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $1,174 in Q1 2011, compared to a foreign exchange loss of $179 in Q1 2010.  The Company's cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $7,500 (2010 - $7,500) were paid or are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs remained at the same level, $40,259 in Q1 2010 compared to $42,761 in Q1 2011.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased slightly from $55,175 in Q1 2010 to $57,884 in Q1 2010.

Shareholder communications include expenses paid to outside consultants.  Dynamic Stock Market Analysts were paid $8,250 to assist the Company in increasing its presence on the internet in Q1 2010 and $8,250 in fiscal 2010.  In Q1 2011 Robert Paul provided investor relations services in the Vancouver office to shareholders and investors for a total of $15,000 (Q1 2010 - $9,000).  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

1.4

Summary of Quarterly Results

The tables below provide administration costs and other income or expenses for the eight quarters in the previous two years and the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico
Fiscal 2009
Second Quarter	172,997	--	19,103	7,876	69,774
Third Quarter	19,861	44	24,363	455	126,288
Fourth Quarter	(23,425)	49	307	1,499	92,331
Fiscal 2010
First Quarter	7,941	915	801	35	76,623
Second Quarter	2,043	26	614	--	90,837
Third Quarter	3,353	--	1,300	141,965	114,234
Fourth Quarter	11,173	--	100	1,036	(35,941)
Fiscal 2011
First Quarter	--	102	1,858	--	93,933

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Quarterly information for the eight quarters to June 30, 2010, is summarized as follows:

Statement of Operations Data	Three months ended September 30, 2009	Three months ended December 31, 2009	Three months ended March 31, 2010	Three months ended June 30, 2010
Investment and other income	$ 6,793	$ 110	$ (2,245)	$ (100)
General and administrative expenses	228,396	131,965	92,827	172,363
Stock-based compensation	1,006	444	--	--
Write-down of mineral property interests	--	--	227,196	--
Exploration costs	93,520	260,952	61,714	95,893
Future income tax recovery	--	--	(21,137)	--
Loss according to financial statements	322,922	393,361	237,172	268,156
Loss from continuing operations per common share	0.01	0.01	0.00	0.00

Statement of Operations Data	Three months ended September 30, 2008	Three months ended December 31, 2008	Three months ended March 31, 2009	Three months ended June 30, 2009
Investment and other income	$ 434	$ 20	$ 100	$ --
General and administrative expenses	265,303	156,856	211,262	224,501
Stock-based compensation	19,591	9,553	162,554	631
Property investigations	--	--	105	--
Write-down of mineral property interests	418,304	--	8	--
Exploration costs	269,750	171,011	70,761	86,315
Future income tax recovery	--	--	(65,702)	--
Loss according to financial statements	972,948	337,420	378,883	311,447
Loss from continuing operations per common share	0.02	0.01	0.01	0.01

1.5

Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At June 30, 2010, Cream had a working capital deficiency of $1,475,642 (a measurement tool generally defined as current assets less current liabilities) compared to working capital deficiency of $1,942,480 at March 31, 2010, and an accumulated deficit of $29,461,025 at June 30, 2010, and at March 31, 2010 of $29,192,869.

These consolidated financial statements have been prepared on a going-concern basis, which implies that the Company will continue realizing its assets and discharging its liabilities in the normal course of business.  Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these financial statements.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

The Company has capitalized $461,110 (March 31, 2010 – $454,853) in acquisition costs on its mineral property interests.  On properties held in Mexico, tax payments are required to be made twice yearly on an escalating basis, in January and July of each year in order to maintain the property concessions. The Company has made the tax payment due in July 2010.

The amounts shown as mineral property interests represent costs of acquisition net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral properties is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current financial equity market conditions, the challenging funding environment and the low price of the Company's common shares make it difficult to raise funds by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration of its mineral property interests.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, option agreements on its properties, sales of assets, and settlement of debts by share issuances, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

Plans for Fiscal 2011

The Company is reviewing its alternatives concerning Nuevo Milenio.  These include seeking a new option partner to continue to advance the Property or the outright sale of Nuevo Milenio. In addition, the Company will continue to advance the recently optioned Las Habas silver-zinc property in Mexico and expend flow-through funds on its mineral property interests in Manitoba and British Columbia.

The Company signed a letter of intent (“LOI”) in April 2010, optioning the Las Habas Project, comprised of 336 hectares located in the State of Sinaloa, Mexico.  The LOI is for a period of three months.  The proposed option agreement outlined in the LOI calls for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010 Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas property.  The newly denounced land package is located to the West of, and adjoins the Las Habas Project. The denouncement will increase Cream's land holdings in the area to 1036 ha (10.36 km2), subject to the issuance of title to the land.

Risks

The Company's continuing operations and underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interest or other interests.  At June 30, 2010, the Company had not made cash payments on one of its mineral property interests in Canada.

The Company's interim consolidated financial statements for the three months ended June 30, 2010 and 2009 do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

The amounts shown as mineral property interests represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values.  Recoverability of the amounts shown for mineral property interests is dependent upon the discovery of economically recoverable mineral reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

At June 30, 2010, the Company has a significant working capital deficiency.  The deficiency is primarily related to loans payable to Frank Lang of $1,107,100, which includes $387,100 of interest bearing loans and additional cash advances.  All debt owing to Mr. Lang is unsecured.

It is estimated that it may require approximately $2.5 million in total working capital to operate the Company and repay the advances from Mr. Lang over the next fiscal year, as well as settle other outstanding debts of the Company.  At this time Mr. Lang has given no indication he will request re-payment of the monies owed to him and has indicated he will continue to support the Company as he is reasonably able to do so including delaying repayment of monies owed to him until such time that the Company can comfortably discharge its debts.  The Company continues to review alternatives that would not impose an unreasonable burden on the Company or its shareholders to settle debts to third party creditors.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Cream believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of Cream's common stock limits the Company's ability to raise additional capital by issuing additional common shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks and limit the percentage ownership of issued and outstanding to a certain amount as well as imposing minimum average trading volumes.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Cream's shareholders pay transaction costs that are a higher percentage of their total share value than if Cream's share price were substantially higher.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and on future profitable production or proceeds from the disposition of the mineral property interests.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Investing Activities and Capital Expenditures

Current assets increased to $467,179 at June 30, 2010, an increase from $347,191 at March 31, 2010.  The market value of investments in marketable securities was $4,144 at June 30, 2010, compared to $4,611 at March 31, 2010.  The marketable securities held are highly volatile.  At June 30, 2010, the book value of these publicly traded securities is $31,704 (March 31, 2010 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2010 - $30,796) that are investments in companies with officers and directors in common with the Company.

Capital Resources

Stock Options

The Company has a 10% rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The Company may issue up to 6,471,699 common shares under the plan.  At June 30, 2010, the Company had 4,826,500 stock options outstanding.  Subsequent to June 30, 2010, 715,000 stock options, exercisable at $0.165, with an expiry date of August 3, 2010, expired, unexercised.

The Company's stock option plan provides for immediate vesting of or vesting at the discretion of the Company.  The Black-Scholes option valuation model (“B-S model”) was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company's stock options are not transferable and cannot be traded, thus the B-S model may over-estimate the actual value of the options that the Company has granted.  The B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Without continued external funding to finance further exploration and development work on its mineral properties, there is substantial doubt as to the Company's ability to operate as a going concern.  Although the Company has been successful in raising funds to date, there can be no assurance that additional funding will be available in the future.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

During the three months ended June 30, 2010, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.

Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.

Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

1.6

Off-Balance Sheet Arrangements

None.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

1.7

Transactions with Related Parties

	Three months ended June 30,
Services rendered:	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 109,481	$ 95,858
Consulting (d, f)	7,500	7,500
Finance costs (c)	6,627	3,123
Director (e)	US$30,000	US$30,000

Balances at:	June 30, 2010	March 31, 2010
Balances payable to (g):
Quorum Management and Administrative Services Inc. (a)	$ 334,418	$ 276,333
Directors (e, h)	119,936	232,564
Lang Mining Corporation (b)	94,500	94,500
Ainsworth Jenkins - Casierra project (c)	40,555	39,109
Mr. Frank A. Lang, interest bearing (c)	387,100	337,100
Mr. Frank A. Lang, advances (c)	720,000	720,000
Mr. Frank A. Lang, accrued interest (c)	50,869	44,272
Mr. Frank A. Lang, expenses payable	7,243	7,209
	$ 1,754,621	$ 1,751,087

(a)

Management, administrative, geological geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and the equity value.

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Lang Mining provided management services to the Company at a rate of $10,000 per month since November 1, 2006, while Mr. Lang was president of the Company.  At December 31, 2008, the fees were terminated until the financial situation of the Company has stabilized and the provision of any future management fees is determined.

(c)

Frank A. Lang holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Pursuant to the terms of a loan agreement approved by the TSX Venture Exchange, the Company commenced paying interest to Mr. Lang on a per annum rate of six percent (6%) on an original loan balance of $700,000.  Interest is payable quarterly commencing ninety (90) days from the date of regulatory approval, and interest payments will be payable every ninety (90) days thereafter until the loan is repaid in full.  To June 30, 2010, Mr. Lang has been repaid $500,000 (March 31, 2010 - $500,000) of this interest-bearing loan.  The loan and accrued interest thereon may be prepaid by the Company in whole or in part at any time and from time to time, without penalty.  All debt owing to Mr. Lang is unsecured.  During the year ended March 31, 2010, Mr. Lang also advanced $137,100 to the Company, with interest payable at 1% per month, with no specified terms of repayment.  Of these advances, $201,900 was applied to the private placement.  Mr. Frank A. Lang, a director and the Chairman of the Company, has acquired 5,100,000 units in the private placement for the subscription price of $357,000.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, for administrative and geological services rendered.

(f)

The Company's investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors and/or management in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.8

Proposed Transactions

There is no proposed asset or business acquisition or disposition, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

Accounting standards issued but not yet effective

 (i)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of April 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending March 31, 2011.

The Company has developed an IFRS changeover plan to identify and implement the changes necessary to report under the new standards. The plan includes assessing the impact of IFRS on financial reporting systems, accounting policies, disclosure controls and procedures, business activities, internal control over financial reporting, tax planning, and the knowledge of key personnel.  The Company has completed an initial high level assessment to identify the required accounting policy changes on adoption of IFRS, but has not yet quantified the impact of the transition on its consolidated financial condition.  The Company is completing a more detailed assessment to assist in the full adoption of IFRS.

The Company's initial high level assessment identified significant differences between existing Canadian GAAP and IFRS but has determined that no significant changes will be required to financial reporting systems, business activities, internal control over financial reporting, or tax planning.  Some disclosure controls and procedures will, however, need to be changed, for example, to address reporting of first time adoption as well as ongoing new IFRS reporting requirements.  These changes will require training of key personnel.  There will also be both optional and required changes made to certain accounting policies upon adoption of IFRS.  These changes may result in material changes to financial results or financial position.  Additionally, it is expected that the amount of required financial statement disclosure will increase substantially. The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in the third quarter of fiscal 2011 in order to prepare for certification under IFRS in 2011.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

In the latter half of 2010, the Company will quantify the impact of the transition to IFRS on its financial statements and systems, if any. The implementation and transition phase to IFRS are currently planned for the third quarter of fiscal 2011 in order to meet the expected adoption date of April 1, 2011.

The Company currently operates in Canada and Mexico.  Training of Company personnel, where required, has started and will continue through 2010.  This training is being conducted via attendance at seminars specifically designed for Canadian companies going through the transition to IFRS.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

Foreign currency translation

Canadian GAAP uses the concept of integrated and self-sustaining foreign operations in order to determine how to translate financial information denominated in foreign currencies.

IFRS uses the functional currency concept. Under this method, the currency of the primary economic environment in which the entity operates is used to determine the method of measuring foreign currency translation.

Property, plant and equipment

The Company's property, plant and equipment are recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

IFRS does not give directive guidance on the treatment of these costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company's current accounting policy is likely to be maintained through transition with no differences anticipated.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Impairment of long-lived assets

In evaluating the Company's long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets. Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

1.9

Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company's financial liabilities may be below carrying values due to the liquidity issues of the Company, as indicated by the $1,475,642 working capital deficiency at June 30, 2010.  The fair values of the Company's accounts receivable and due from related parties approximate their carrying values at June 30, 2010, due to their short-term nature.

The fair values of the Company's financial instruments measured at June 30, 2010, constitute Level 1 measurements for its cash within the fair value hierarchy.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company's maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

June 30, 2010
Accounts and other receivables -
Currently due	$ 92,275
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired	--
92,275
Cash	374,904
$ 467,179

Substantially all of the Company's cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the three months ended June 30, 2010, no material provision has been recorded in respect of impaired receivables.  The Company's maximum exposure to credit risk as at June 30, 2010, is the carrying value of its financial assets.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process described in note 15, in normal circumstances.  Due to the lack of liquidity and working capital deficiency, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  During the three months ended March 31, 2010, the Company issued 22,963,214 common shares for gross proceeds of $1,607,425, and 500,000 warrants were exercised for proceeds of $100,000.  Further information regarding liquidity risk is set out in Note 1.  The Company's financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2010, are summarized as follows:

June 30, 2010
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 188,200
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	1,754,621
In later than 90 days, not later than one year	--

Interest rate risk

The Company has no significant exposure at June 30, 2010, to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company's results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2010, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	June 30, 2010	March 31, 2010
U.S. Dollars
Cash	24,239	37,494
Accounts payable and accrued liabilities	(113,655)	(357,361)
Mexican Pesos
Cash	11,081	21,288
Value added taxes recoverable	174,787	139,557
Accounts payable and accrued liabilities	(18,290)	(228)

Based on the above net exposures at June 30, 2010, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $8,942 in the Company's loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,758 in the Company's loss from operations.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at June 30, 2010.  In respect of financial assets, the Company's policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact on the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at June 30, 2010, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

1.10

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2010, 2009 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.10.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.10.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of August 27, 2010, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at August 27, 2010

Authorized Capital

Unlimited number of common shares without par value.

Cream Minerals Ltd.

Quarterly Report

Three Months Ended June 30, 2010 (Q1 2011)

Issued and Outstanding Capital

88,324,202 common shares are issued and outstanding

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
100,000	0.50	June 11, 2011
310,000	0.53	January 29, 2012
1,446,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
2,130,000	0.12	February 12, 2014

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
9,334,400	$0.20	January 28, 2011
22,963,214	$0.10/$0.15	April 13, 2011/12
144,000	$0.10/$0.15	April 13, 2011/12

1.11

Other Information

Disclosure controls and internal controls over financial reporting

Management is responsible for designing, establishing, and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.  Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.  There has been no significant change in disclosure controls or in internal controls over financial reporting during fiscal 2011 that has materially affected, or is reasonably likely to affect, the Company's disclosure controls or its internal controls over financial reporting.

Approval

The Board of Directors of Cream Minerals Ltd. has approved the disclosure contained in the Interim MD&A.  A copy of this Interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.